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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2003

SUN MEDIA CORPORATION
(Name of Registrant)

333 King Street East, Toronto, Canada M5A 3X5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐            No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                        .]

Press release
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Press release dated January 27, 2003;

2.
Consolidated Financial Statements of Sun Media Corporation—Years ended December 31, 2000, 2001 and 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
/s/ CLAUDINE TREMBLAY
By:	Claudine Tremblay Corporate Secretary

Date: January 27, 2003

January 27, 2003

For immediate release

SUN MEDIA CORPORATION ANNOUNCES 2002 RESULTS

        Montréal, Québec—Sun Media Corporation, a subsidiary of Quebecor Media Inc., itself a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), recorded revenues of $853.6 million in 2002, compared with $838.1 million in 2001, an increase of $15.5 million or 1.8%. Increases of 4.0% and 2.1% in advertising revenues and circulation revenues, respectively, were partially offset by a decrease in commercial printing revenues. EBITDA increased by $21.5 million, or 10.7%, to $222.3 million, with a 19.6% increase in EBITDA among urban dailies. Sun Media's operating margin was 26.0% in 2002, compared to 24.0% in 2001, due primarily to a reduction in newsprint prices and effective cost-containment measures introduced in 2001 and continued in 2002. These factors were, however, partially offset by a $5.1 million management fee to Quebecor Media, and higher payroll expenses as a result of normal wage increases, higher pension and benefit costs, and staffing for new publications, as well as other costs relating to investments in distribution operations.

        Sun Media's net income totalled $309.2 million in 2002, compared with $152.5 million in 2001. In accordance with new accounting rules, no charge for amortization of goodwill was recorded in 2002. Excluding amortization of goodwill, net income would have been $172.6 million in 2001. The increase in net income was due primarily to an increase in dividend income from $95.3 million in 2001 to $203.2 million in 2002, due to the full-year realization of an investment in July 2001 and an additional investment in November 2002 in preferred shares of Quebecor Media. To a lesser extent, the increase in net income was due to the factors discussed in the paragraph above, as well as a reduction in restructuring charges of $15.6 million and a reduction in financial expenses of $8.8 million in 2002 as a result of lower interest rates and decreased debt levels.

        Interest on convertible obligations issued in July 2001 and in November 2002 to Quebecor Media, which is charged to retained earnings, increased from $92.7 million in 2001 to $197.4 million in 2002, before income tax benefits of $34.3 million and $69.0 million, respectively.

EBITDA

        Sun Media defines EBITDA as earnings before depreciation and amortization, restructuring charges, financial expenses, dividend income, income taxes and non-controlling interest.

        EBITDA is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with U.S. or Canadian generally accepted accounting principles. EBITDA is used by Sun Media because management believes that EBITDA is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of EBITDA may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

        Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Sun Media

        Sun Media Corporation, a subsidiary of Quebecor Media Inc., itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 15 paid daily newspapers and serving 8 of the top 11 urban markets in Canada. Sun Media also publishes 175 weekly newspapers and shopping guides and 18 speciality publications.

Information:

Claude Hélie Executive Vice President and Chief Financial Officer Quebecor Media Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Media Inc. (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

AUDITORS' REPORT TO THE DIRECTORS
OF SUN MEDIA CORPORATION

        We have audited the consolidated balance sheets of Sun Media Corporation ("Sun Media" or the "Company") as at December 31, 2001 and 2002, and the consolidated statements of income, shareholder's equity, and cash flows for each of the years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Sun Media as at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the years ended December 31, 2000, 2001 and 2002 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ KPMG LLP
January 24, 2003	Chartered Accountants

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31
(In thousands of Canadian dollars)

	2000	2001	2002
REVENUES	$850,087	$838,136	$853,610
OPERATING EXPENSES
Wages and employee benefits	319,541	313,378	318,046
Newsprint	117,215	125,723	103,758
Other operating expenses	208,004	198,191	209,473

	644,760	637,292	631,277

OPERATING INCOME BEFORE THE UNDERNOTED	205,327	200,844	222,333
Depreciation and amortization (note 1a)	46,671	47,259	27,035
Restructuring charges (note 2)	—	17,800	2,195
Financial expenses (note 3)	53,085	42,070	33,265
Dividend income (notes 5 and 15)	—	(95,342)	(203,168)

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	105,571	189,057	363,006
Income taxes (note 4)	42,325	35,611	52,713
Non-controlling interest	972	968	1,118

NET INCOME	$62,274	$152,478	$309,175

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31
(In thousands of Canadian dollars)

	Convertible Obligation (note 9)	Capital Stock (note 10)	Retained Earnings	Currency Translation Adjustment (note 11)	Total Shareholder's Equity
BALANCE—DECEMBER 31, 1999	$—	$301,801	$33,433	$(303)	$334,931
Net income	—	—	62,274	—	62,274
Currency translation	—	—	—	221	221

BALANCE—DECEMBER 31, 2000	—	301,801	95,707	(82)	397,426

Net income	—	—	152,478	—	152,478
Dividends on capital stock (notes 10 and 15)	—	—	(45,359)	—	(45,359)
Currency translation	—	—	—	359	359
Issuance of convertible obligation	1,600,000	—	—	—	1,600,000
Interest on convertible obligation	92,673	—	(58,384)	—	34,289

BALANCE—DECEMBER 31, 2001	1,692,673	301,801	144,442	277	2,139,193

Net income	—	—	309,175	—	309,175
Dividends on capital stock (notes 10 and 15)	—	—	(70,945)	—	(70,945)
Currency translation	—	—	—	(95)	(95)
Issuance of convertible obligation	350,000	—	—	—	350,000
Interest on convertible obligation	197,479	—	(128,434)	—	69,045
Payment of interest on convertible obligation	(197,063)	—	—	—	(197,063)
Adjustment on related party transaction (note 12)	—	—	(230)	—	(230)

BALANCE—DECEMBER 31, 2002	$2,043,089	$301,801	$254,008	$182	$2,599,080

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(In thousands of Canadian dollars)

	2000	2001	2002
CASH PROVIDED BY (USED IN):
OPERATIONS
Net Income	$62,274	$152,478	$309,175
Items not involving cash:
Depreciation of fixed assets	25,396	25,692	26,880
Amortization of goodwill and other assets	21,275	21,567	155
Future income taxes	18,741	4,825	4,750
Non-controlling interest	972	968	1,118
Dividend income not received	—	(95,342)	—
Other	1,324	1,219	537

	129,982	111,407	342,615
Changes in non-cash operating working capital	4,045	29,176	57,657

Cash provided by operating activities	134,027	140,583	400,272
FINANCING
Issuance of convertible obligations (note 9)	—	1,600,000	350,000
Interest paid on convertible obligations (note 9)	—	—	(197,063)
Loans	50,294	63,068	1,844
Repayment of loans	(162,658)	(101,627)	(39,085)
Dividends on capital stock (notes 10 and 15)	—	(45,359)	(70,945)
Deferred financing cost	—	(1,400)	(68)
Other	(1,128)	(1,047)	(1,118)

Cash provided by (used in) financing activities	(113,492)	1,513,635	43,565
INVESTING
Investment in preferred shares of affiliated company (note 5)	—	(1,600,000)	(350,000)
Business acquisitions, net of cash (note 12)	—	—	(756)
Dispositions, net of cash (note 12)	—	—	925
Increase in short-term investments	—	—	(74,419)
Additions to fixed assets	(19,806)	(19,207)	(10,309)
Proceeds from disposal of fixed assets	192	719	2,600
Other	(91)	(9)	—

Cash used in investing activities	(19,705)	(1,618,497)	(431,959)

Increase in cash	830	35,721	11,878
Cash and cash equivalents — beginning of year	2,617	3,447	39,168

Cash and cash equivalents — end of year	$3,447	$39,168	$51,046

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$6,389	$1,247	$(6,670)
Inventories	(1,412)	544	1,510
Accounts payable and accrued liabilities	942	(1,173)	9,288
Current tax benefit of interest on convertible obligation (note 9)	—	34,289	69,045
Other	(1,874)	(5,731)	(15,516)

	$4,045	$29,176	$57,657

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31
(In thousands of Canadian dollars)

	2001	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$39,168	$51,046
Short-term investments	—	74,419
Accounts receivable net of allowance for doubtful accounts of $3,918 (2001—$3,851)	110,371	117,041
Dividend income receivable from Quebecor Media Inc. (notes 5 and 15)	95,342	95,771
Income and other taxes receivable	—	16,192
Inventories	12,010	10,500
Prepaid expenses	3,507	4,000
Future income taxes (note 4)	4,341	3,031

TOTAL CURRENT ASSETS	264,739	372,000
INVESTMENT IN AFFILIATED COMPANY (note 5)	1,600,000	1,950,000
FIXED ASSETS (note 6)	227,199	208,430
GOODWILL	751,735	751,317
FUTURE INCOME TAXES (note 4)	33,057	36,530
OTHER ASSETS (note 7)	21,316	17,615

TOTAL ASSETS	$2,898,046	$3,335,892

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$39,841	$29,819
Accrued liabilities	69,167	88,477
Income and other taxes	1,456	—
Deferred subscription revenue	15,213	16,442
Current portion of long-term debt (note 8)	5,000	60,000

TOTAL CURRENT LIABILITIES	130,677	194,738
LONG-TERM DEBT (note 8)	549,512	455,147
FUTURE INCOME TAXES (note 4)	38,981	45,984
OTHER LIABILITIES	37,845	39,105
NON-CONTROLLING INTEREST	1,838	1,838

TOTAL LIABILITIES	758,853	736,812
SHAREHOLDER'S EQUITY
Convertible obligations (note 9)	1,692,673	2,043,089
Capital stock (note 10)	301,801	301,801
—Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares, nil par value
—Issued and outstanding at December 31, 2001 and 2002:
1,261,000 Voting Class A common shares
Retained earnings	144,442	254,008
Translation adjustment (note 11)	277	182

TOTAL SHAREHOLDER'S EQUITY	2,139,193	2,599,080

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,898,046	$3,335,892

COMMITMENTS AND CONTINGENCIES (note 13)
SUBSEQUENT EVENT (note 19)

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2000, 2001 and 2002
(In thousands of Canadian dollars)

NATURE OF BUSINESS

        The primary operation of the Company is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada and in the state of Florida in the United States. The Company is also active in the newspaper and magazine distribution business. In addition, the Company provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and all its subsidiaries. The consolidated financial statements are prepared in conformity with generally accepted accounting principles in Canada. The material differences between generally accepted accounting principles in Canada and in the United States are described in note 18.

(b)  Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, pension and other employee benefits, accruals for the restructuring of operations, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount, provisions for income taxes and the determination of fair value of financial instruments. Consequently, actual results could differ from these estimates.

(c)  Revenue Recognition

        Circulation and advertising revenue from publishing activities is recognized in income when the publication is delivered. Prepaid subscription revenue is deferred and taken into income over the term of the subscription. Revenue from the distribution of publications and products is recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the product is delivered.

        The Company evaluates its allowances for uncollectible trade accounts receivable based on customers' credit history, payment trends and other economic factors. Allowance for sales returns are based on the Company's historical rate of return.

(d)  Cash and Cash Equivalents and Short-term Investments

        Cash and cash equivalents and short-term investments consist of cash, term deposits, corporate commercial paper, banker's acceptances, and other highly liquid investments. Cash equivalents are purchased three months or less from maturity and are stated at amortized cost. Short-term investments are purchased three months or more from maturity. The short-term investments are considered to be held-to-maturity securities, and are stated at amortized cost.

(e)  Inventory Valuation

        Inventories, consisting primarily of newsprint and ink, are valued at the lower of cost, determined on a first-in, first-out basis, and market. Market is defined as replacement cost.

(f)    Fixed Assets

        Fixed assets are stated at cost and are depreciated over their estimated useful lives by charges to operations using the straight-line method. The rates of depreciation are as follows:

Buildings	25-40 years
Machinery and equipment	3-20 years

        Interest on debt relating to construction in progress and deposits on equipment is capitalized. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down equal to the excess is charged to the consolidated statements of income.

(g)  Income Taxes

        The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not", a valuation allowance is provided.

(h)  Foreign Currency Translation

        Monetary assets and liabilities of Canadian operations denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities, revenue and expenses are translated at the exchange rate in effect at the transaction date.

        Foreign operations are in the United States and are of a self-sustaining nature. Assets and liabilities of the foreign operations are translated at the exchange rate in effect at the balance sheet date and revenue and expenses are translated at the weighted average exchange rates for the period.

        Gains and losses on the translation of foreign operations are shown as a separate component in shareholder's equity. All other exchange gains and losses are recognized currently in income.

(i)    Derivative Financial Instruments

        The Company uses certain derivative financial instruments to reduce the risk related to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. Net receipts and payments on interest rate instruments are included in income as part of interest expense. Gains and losses associated with foreign exchange swap agreements are deferred and recognized in income in the same period as the income or expense arising from the corresponding hedged positions.

(j)    Employee Future Benefits

  (i)
  Pensions

    Pension costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service. Pension expense is charged to operations and includes:

    •
    The cost of pension benefits provided in exchange for employees' services rendered during the year;

    •
    The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the employee group covered by the plans;

    •
    The amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

    •
    The interest cost of pension obligations, the return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans.

  (ii)
  Other Post-retirement Benefits

    The Company accrues the cost of post-retirement benefits other than pensions. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of the employee group covered by the plans.

(k)  Advertising and Marketing Costs

        Advertising costs, which includes the Company's marketing expenses, are expensed as incurred. From time to time, the Company provides advertising services to customers from which the Company concurrently acquires advertising services. Revenue and expenses from advertising barter transactions are determined based on the fair value of the services provided by the Company for similar cash transactions. For the year ended December 31, 2002, the Company recorded $8,800 of barter advertising (2000—$9,900; 2001—$9,300).

1. CHANGES IN ACCOUNTING POLICIES

(a)  Goodwill and Intangible Assets

        In fiscal 2001, the Canadian Institute of Chartered Accountants ("CICA") issued section 3062, "Goodwill and Other Intangible Assets", of the CICA Handbook. Section 3062 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with finite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing their fair values and comparing them to their carrying values. The Company has adopted the provisions of section 3062, effective January 1, 2002.

        In connection with section 3062's transitional goodwill impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The Company has completed the transitional goodwill impairment assessment and has determined that no impairment existed as of the date of adoption.

        At January 1, 2002, the Company had unamortized goodwill of $751,735, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied retroactively to the consolidated statements of income, the impact of the change, would be as follows:

	2000	2001
Net income	$62,274	$152,478
Add back goodwill amortization net of income taxes	19,838	20,142

Net income before goodwill amortization	$82,112	$172,620

(b)  Stock-based Compensation

        Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The Company accounts for all stock-based awards to employees that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of cash or other assets by applying the fair-value based method.

        During the year ended December 31, 2002, certain employees of the Company were issued stock options, with respect to options plans established by Quebecor Media Inc. ("QMI") and Quebecor Inc. ("Quebecor"). The awards issued under these option plans call for settlement of the awards in cash, and as a result the Company has applied the fair-value method. Under the fair-value based method, compensation cost attributable to these awards is recognized over the vesting period in each year in operating expense. Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation costs.

2. CHARGE FOR RESTRUCTURING OF OPERATIONS

        During 2002, the Company implemented restructuring initiatives, which resulted in the termination of approximately 60 employees throughout several divisions. As a result, the Company recorded a restructuring charge of $2,195 (or $1,471 net of taxes) for the year ended December 31, 2002 relating to severance and other personnel-related costs. Payments of $995 were made during the year, and as at December 31, 2002, a restructuring accrual of $1,200 was included in accrued liabilities.

        The Company implemented restructuring initiatives in the second and fourth quarters of 2001. The initiatives resulted in a work-force reduction charge of $17,800 in fiscal 2001, or $11,570 net of taxes. Employee terminations were made across all geographic regions and departments of the Company, and included employees at all levels. The work-force reduction costs consisted primarily of severance, benefit, and other personnel-related costs. Over 350 employees were terminated. All termination costs were paid by December 31, 2002.

        In addition, the Company has an accrual remaining of $7,158 at December 31, 2002 relating to restructuring initiatives that took place in 1994, 1996 and 1997. This accrual represents the residual liability with respect to future monthly payments the Company is required to make on these initiatives.

3. FINANCIAL EXPENSES

	2000	2001	2002
Interest on long-term debt (note 8)	$51,965	$40,732	$31,352
Amortization of deferred financing costs	3,380	3,308	3,476
Amortization of fair market premium (note 8b)	(2,648)	(2,124)	(2,124)
Other	439	551	561

	53,136	42,467	33,265
Interest capitalized to the cost of fixed assets	(51)	(397)	—

Total financial expenses	$53,085	$42,070	$33,265

Cash interest payments	$53,558	$42,620	$33,653

Cash interest receipts	$1,807	$1,965	$1,206

4. INCOME TAXES

        The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian federal and provincial statutory income tax rates to earnings as discussed below:

	2000	2001	2002
Income before income taxes and non-controlling interest	$105,571	$189,057	$363,006
Less non-taxable dividend income	—	(95,342)	(203,168)

Income before income taxes, non-controlling interest and dividend income	$105,571	$93,715	$159,838

Income tax provided at combined statutory rates of 40.79% (2000—41.82%; 2001—41.66%)	44,146	39,040	65,198
Increase (decrease) in taxes resulting from:
Manufacturing and processing profits deduction	(7,004)	(6,074)	(9,845)
Non-deductible expenses	6,980	7,038	848
Other	(1,797)	(4,393)	(3,488)

Income taxes provided	$42,325	$35,611	$52,713

Current	$23,584	$30,786	$47,963
Future	18,741	4,825	4,750

	$42,325	$35,611	$52,713

Net cash payments (receipts) for income taxes	$27,986	$3,499	$(591)

        In 2002, the Company also recorded a current tax benefit of $69,045 (2001—$34,289; 2000—$nil) relating to the interest on the convertible obligations charged to retained earnings (note 9).

        The tax effects of significant items comprising the Company's net future income tax liability are as follows:

	2001	2002
Future income tax assets:
Difference between book and tax bases of goodwill	$18,136	$13,269
Operating loss carryforwards	6,820	3,593
Employee future benefits	11,402	13,595
Other	1,933	7,580

	38,291	38,037
Less valuation allowance	—	(1,259)

	38,291	36,778
Future income tax liabilities:
Differences between book and tax bases of fixed assets	(27,885)	(25,762)
Other	(11,989)	(17,439)

	(39,874)	(43,201)

Net future income tax liability	(1,583)	(6,423)
Less net future income tax asset:
Current	(4,341)	(3,031)
Long-term	(33,057)	(36,530)

Net long-term future income tax liability	$(38,981)	$(45,984)

        The valuation allowance of $1,259 at December 31, 2002 relates to non-capital losses of $3,704 available for carryforward by a Canadian subsidiary of the Company, Communications Gratte-Ciel ltée. ("Gratte-Ciel"). Subsequent recognition of the tax benefit relating to this valuation allowance, if any, would be reported in retained earnings.

        At December 31, 2002, US subsidiaries of the Company have tax losses available for carryforward of US $4,248 to be applied against taxable US income in future years. These losses will expire in varying amounts through December 31, 2010. The tax benefit of these losses has been recorded in the accounts since it is anticipated that sufficient income will be generated by the US subsidiaries to offset the losses within their carryforward period.

5. INVESTMENT IN AFFILIATED COMPANY

        On July 9, 2001, the Company invested in Cumulative First Preferred Series A Shares of its parent, QMI, at a cost of $1,600,000, using the proceeds from the issuance of a convertible obligation (note 9). On November 28, 2002, the Company invested in an additional $350,000 of Cumulative First Preferred Series A Shares of QMI, using the proceeds from the issuance of a convertible obligation (note 9). The shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting, and carry a 12.5% annual fixed cumulative preferential dividend payable semi-annually. During fiscal 2002, total dividends of $203,168 (2001—$95,342) were declared on the Cumulative First Preferred Shares owned by the Company. In fiscal 2002, the Company received payments of dividend income of $202,739 from QMI, and at December 31, 2002, the Company had a receivable from QMI of $95,771, representing the cumulative declared, but unpaid dividend on these shares.

6. FIXED ASSETS

	2001
	Cost	Accumulated Depreciation	Net Book Value
Land	$21,363	$—	$21,363
Buildings	109,286	(22,573)	86,713
Machinery and equipment	216,623	(104,409)	112,214
Projects under development	6,909	—	6,909

Total	$354,181	$(126,982)	$227,199

	2002
	Cost	Accumulated Depreciation	Net Book Value
Land	$20,980	$—	$20,980
Buildings	107,772	(25,461)	82,311
Machinery and equipment	228,290	(126,667)	101,623
Projects under development	3,516	—	3,516

Total	$360,558	$(152,128)	$208,430

7. OTHER ASSETS

	2001	2002
Deferred financing costs	$15,117	$11,709
Deferred pension	5,705	5,581
Other	494	325

Total	$21,316	$17,615

8. LONG-TERM DEBT

	Interest Rate as at December 31, 2002	Years of Maturity	2001	2002
Senior bank credit facility	3.8%	2004-2005	$337,755	$300,514
Senior Subordinated Notes	9.5%	2007	216,757	214,633

Total			$554,512	$515,147

(a)  Senior Bank Credit Facility

        The senior bank credit facility ("Credit Facility") is comprised of a revolving credit facility maturing in March 2003 and a term reducing loan maturing in 2005. At December 31, 2002, the aggregate amount of credit available under the revolving credit facility was $75,000 (2001—$75,000), of which $311 (2001—$1,061) was used for outstanding letters of credit, and no other amounts were drawn on the revolving credit facility.

        The revolving credit facility may be extended for an additional 364-day period. If the revolving credit facility is not extended, any amount borrowed under the revolving credit facility would mature in March 2004.

        Sun Media may borrow at interest rates based on banker's acceptances and/or prime plus an applicable margin (the "Margin"), with the Margin tied to financial ratios. The Credit Facility is collateralized by liens on all of the property, assets and shares of Sun Media and of its operating subsidiaries, now owned or hereafter acquired.

        Sun Media is required to maintain financial ratios under the credit facility, including total debt to operating cash flow, senior debt to operating cash flow, interest coverage, fixed charge coverage and debt service coverage.

(b)  Senior Subordinated Notes

        The Senior Subordinated Notes are comprised of 9.5% Senior Subordinated Notes due February 2007 (the "First Notes") and of 9.5% Senior Subordinated Notes due May 2007 (the "Second Notes") (collectively the "Notes"). Interest is payable semi-annually on the Notes. The Notes are general unsecured obligations of Sun Media, subordinate in right of payment to all existing and future senior indebtedness of Sun Media, and senior in right of payment to any subordinated indebtedness of Sun Media.

        At December 31, 2001 and 2002, the outstanding principal amount of the First and Second Notes was US $97,500 and US $53,500, respectively. The Notes were recorded at their fair market value on January 7, 1999, which was determined based on quoted market prices and the fair value of the Company's related financial instruments. The difference between the fair market value and the principal amount in Canadian dollars is being amortized over the term of the Notes. At December 31, 2002, the unamortized balance of the premium was $8,945 (2001—$11,069). The effective interest rates on the Notes for the year ended December 31, 2002 was 8.6% (2001—8.6%; 2000—8.6%).

(c)  Principal Repayments

        As at December 31, 2002, the aggregate amount of minimum principal payments required in each of the next five years based on current borrowing levels and the payment requirements under the Credit Facility and the Notes is as follows:

Year Ending December
2003	$60,000
2004	80,000
2005	160,514
2006	—
2007	214,633

$515,147

9. CONVERTIBLE OBLIGATIONS

        On July 9, 2001, the Company issued a $1,600,000 convertible obligation to its parent, QMI. The convertible obligation matures on July 14, 2007, and bears interest at 12.15% payable semi-annually. On November 28, 2002, the Company issued a new convertible obligation to QMI in the amount of $350,000. This new convertible obligation matures on November 28, 2008, and bears interest at 12.15% payable semi-annually.

        In fiscal 2002, the interest on the convertible obligations charged to retained earnings amounted to $197,479 (2001—$92,673) or $128,434 (2001—$58,384) after income taxes of $69,045 (2001— $34,289). The total interest payments in fiscal 2002 were $197,063 and at December 31, 2002 the unpaid interest on the convertible obligations amounted to $93,089 (2001—$92,673).

        The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond July 14, 2007 or November 28, 2008 for each obligation respectively. The Company may at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder of the convertible obligation fully-priced and non-assessable common shares of our capital stock.

        On or after May 15, 2007, QMI may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal amount plus any accrued and unpaid interest.

        By giving notice to the holder at any time prior to July 14, 2007 or November 28, 2008 for each convertible obligation respectively, the Company may elect to convert all or any part of the unpaid face amount and accrued and unpaid coupon payments into common shares and the number of which shares shall be determined by dividing the amount to be so converted by the fair value of one common share.

10. CAPITAL STOCK (In thousands of Canadian dollars, except for per share information)

        The Class A Common Shares are voting and entitle their holders to receive dividends as declared by the Board of Directors.

        The Class B Preferred Shares are non-voting and redeemable at the option of the Company. Under certain circumstances the Company has the right to purchase all or part of the then issued Class B Preferred Shares at its own option, or by mutual agreement with the holders of the then outstanding Class B Preferred Shares. The Class B Preferred Shares entitle their holders to receive a non-cumulative dividend at a rate that shall be determined from time to time by the Board of Directors.

        The Class C Preferred Shares are issuable in series. Terms and conditions of the Class C Preferred Shares are to be determined from time to time, by the Board of Directors.

Dividends

        The dividends declared and paid by the Company for the year ended December 31, 2002 totalled $70,945 or $56.26 per share (2001—$45,359 or $35.97 per share) (note 15).

Stock-based Compensation

        On January 29, 2002, QMI established a stock option plan (the "QMI Plan") for directors, executive officers and key employees of QMI and its subsidiaries. All of the options granted under this stock option plan entitle the holder thereof to acquire common shares of QMI. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than the fair market value of the common shares on the grant date as determined by the QMI Compensation Committee. No option may be exercised by an optionee if the shares of QMI have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of QMI have not been so listed, optionees will have until January 31, 2008 to exercise their vested options. At the time of exercise, the option holder may request to receive a cash amount. Options vest over a five year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20.0% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25.0% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33.3% vesting on the third anniversary of the date of the grant. As at December 31, 2002, 42,629,700 options have been issued under the QMI Plan to employees of the Company. The exercise price of all options is $0.2310 and expires in 2012. No options have vested as at December 31, 2002.

        In addition, shares have been set aside for officers, senior employees and other key employees of Quebecor or its subsidiaries, under a stock option plan (the "Quebecor Plan") established by Quebecor, which allows them the opportunity to benefit from the appreciation in value of the shares. Each option may be exercised within a maximum period of ten years following the date of grant. As at December 31, 2002, 15,000 options have been issued under the Quebecor Plan to employees of the Company at an exercise price of $27.64, which expire in 2012. The options issued vest equally over four years with the first 25% vesting on the second anniversary of the date of grant. As at December 31, 2002, 3,750 of the options have vested.

        For the year ended December 31, 2002, no compensation expense has been recorded by the Company for options issued to its employees under the QMI Plan or the Quebecor Plan, as the fair value of the respective shares for QMI and Quebecor were lower than the exercise price of the respective options issued.

11. TRANSLATION ADJUSTMENT

        The translation adjustment included in shareholder's equity is the result of the fluctuation of the exchange rate on the translation to Canadian dollars of net assets of self-sustaining foreign operations.

12. ACQUISITIONS AND DISPOSITIONS

Acquisition of 3351611 Canada Inc. and Gratte-Ciel

        On March 1, 2002, the Company acquired 3351611 Canada Inc. ("3351611") and Gratte-Ciel from its parent, QMI, for net cash payments of $756. As this transaction was between related parties, the excess of the purchase price over the net book value of the two acquired companies of $230 was recorded as an adjustment to retained earnings. 3351611 is the holding company of Gratte-Ciel, which operates two weekly publications, Montreal Mirror and Ici Montreal.

Disposition of Ripnet

        Effective March 28, 2002, Sun Media sold through its wholly owned subsidiary, Sun Media (Toronto) Corporation, substantially all the assets of Ripnet for net cash proceeds of $925. Ripnet was in the business of providing internet access and web hosting services to retail customers in the Brockville, Ontario market. The gain on the sale was $244, and is included in other operating expenses in the consolidated statement of income.

13. COMMITMENTS AND CONTINGENCIES

(a)  Leases and Commitments

        The Company rents premises and equipment under operating leases, which expire at various dates up to 2013. The 2002 rental expense for these operating leases was $6,841 (2001—$6,565, 2000—$5,252). The Company has also entered into long-term commitments to purchase services and capital over periods which expire at various dates up to 2009. Minimum payments under these arrangements for each of the next five years and thereafter are as follows:

Year Ending December	Leases	Other Commitments
2003	$5,794	$5,451
2004	4,252	3,008
2005	3,005	961
2006	2,184	229
2007	1,821	182
Thereafter	6,304	168

	$23,360	$9,999

(b)  Newsprint

        Newsprint represents a significant input and component of operating costs for the Company. Sun Media uses several newsprint manufacturers to supply its requirements, and has entered into a long-term agreement expiring December 31, 2005 with one company to supply the majority of its newsprint purchases. The Company's annual minimum purchase requirement under the agreement is approximately 125,400 tonnes of newsprint.

(c)  Management Fee

        In 2002, the Company began paying an annual management fee to QMI for services rendered to the Company pursuant to a five-year management services agreement. These services include internal audit, legal and corporate, financial planning and treasury, tax, real estate, human resources, risk management, public relations and other services. The agreement provides for an annual management fee of $5,100 in respect of 2002, $5,400 in respect of 2003 and amounts to be agreed upon for the years 2004, 2005 and 2006. In addition, QMI is entitled to the reimbursement of out-of-pocket expenses incurred in connection with the services provided under the agreement. In no event may the fees and reimbursements paid to QMI for any given year exceed 1.5% of the Company's consolidated revenues for such year.

(d)  Legal Actions

        A number of legal actions against the Company are outstanding. In the opinion of management the outcome of these legal actions will not have a material adverse effect on the Company's results of operations or its financial position.

14. FINANCIAL INSTRUMENTS

(a)  Credit Risk

        Sun Media does not have a significant exposure to any individual customer or counter-party. The Company is exposed to credit risk in the event of non-performance by counter-parties in connection with its foreign currency interest rate swap agreements. Sun Media does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with major Canadian financial institutions and, accordingly, does not anticipate loss for non-performance.

(b)  Interest Rate and Currency Risk

        Sun Media has entered into a number of foreign currency, fixed and variable interest rate swap agreements for 100% of its Senior Subordinated Notes in order to reduce the Company's exposure to changes in the exchange rate of the US dollar as compared to the Canadian dollar. The effect of these agreements is to convert the obligation of the Company to service interest and principal payments on US dollar denominated debt of $151,000 into Canadian dollar denominated debt of $205,688 at an average exchange rate of Cdn $1.3622 to US $1.00.

        In addition, these interest rate swap agreements have the effect of converting the interest rate on US $118,500 of Senior Subordinated Notes from a fixed rate of 9.5% to a weighted average fixed interest rate on Cdn $161,394 of 9.51%. These agreements also convert the interest rate on US $32,500 of Senior Subordinated Notes from a fixed rate of 9.5% per annum to a floating interest rate on Cdn $44,294 equal to the banker's acceptance rate plus 2.94% per annum.

(c)  Fair Values

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        The carrying value and estimated fair value of the Company's financial instruments as at December 31, are as follows:

	2001
		Fair Value
	Carrying Amount	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
Interest rate swap agreements	$—	$—	$(1,171)	$(1,171)

Interest rate cap agreements	$172	$—	$—	$—

Long-term debt
Credit Facility	$(337,755)	$(337,755)	$—	$(337,755)
Senior Subordinated Notes	(216,757)	(245,015)	43,390	(201,625)

	$(554,512)	$(582,770)	$43,390	$(539,380)

	2002
		Fair Value
	Carrying Amount	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments
Long-term debt
Credit Facility	$(300,514)	$(300,514)	$—	$(300,514)
Senior Subordinated Notes	(214,633)	(242,919)	55,355	(187,564)

	$(515,147)	$(543,433)	$55,355	$(488,078)

        The fair values of the interest rate swap and cap agreements are estimated based upon discounted cash flows using applicable current market rates. The fair market value of the senior bank credit facility is estimated to approximate carrying values as rates are tied to short-term indices. The fair value of the Senior Subordinated Notes and applicable hedging arrangements are estimated based on their quoted market prices.

        The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other liabilities in the consolidated balance sheet approximate fair values because of the short-term nature of these instruments.

15. RELATED PARTY TRANSACTIONS

        Sun Media has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the market, with related companies under common control as follows:

	2001	2002
Revenue	$12,265	$9,551
Accounts receivable	5,473	1,756
Purchases	12,731	13,063
Accounts payable	4,567	4,994

        During fiscal 2002, Sun Media paid dividends of $70,945 (2001—$45,359) to its parent, QMI (note 10). Furthermore, Sun Media earned dividend income from QMI of $203,168 (2001—$95,342) during fiscal 2002, of which $95,771 was unpaid at December 31, 2002 (note 5). During fiscal 2002, Sun Media also incurred interest of $197,479 (2001—$92,673) payable to QMI relating to the convertible obligations of $1,950,000 (note 9). At December 31, 2002, an accrued interest balance of $93,089 was outstanding.

        In 2002, the Company began paying a management fee to QMI for services rendered to the Company pursuant to a five-year management services agreement (note 13c). For the year ended December 31, 2002, the management fee amounted to $5,100 and is reflected in other operating expenses. As at December 31, 2002, the outstanding balance relating to the fee was $nil.

        In addition, in 2002 the Company acquired 3351611 from its parent, QMI, for net cash proceeds of $756 (note 12).

16. EMPLOYEE FUTURE BENEFITS

        The Company offers a number of defined benefit and defined contribution plans providing pension, other retirement, sabbatical and post-employment benefits to Sun Media employees.

Contribution Plans

        The total expense for Sun Media's defined contribution plans amounted to $2,017 for the year ended December 31, 2002 (2001—$2,347, 2000—$2,310).

Defined Benefit Plans

        In July 2002, the Company introduced a new defined benefit plan for its employees. The employees had the option to remain in their current defined contribution or defined benefit plan, or to join the new pension plan. Information about the defined benefit plans, in aggregate, is as follows:

(a)  Change in Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Benefit obligation at beginning of year	$164,969	$177,445	$9,783	$15,064
Amendments	4,548	4,402	4,108	—
Service cost	4,197	5,060	1,165	934
Interest cost	11,805	12,491	1,050	1,033
Plan participants' contributions	2,654	2,645	—	—
Actuarial loss (gain)	(4,563)	2,666	562	3,463
Benefit payments and transfers	(6,165)	(5,759)	(1,137)	(882)
Curtailment gain	—	—	(467)	—

Benefit obligation at end of year	$177,445	$198,950	$15,064	$19,612

(b)  Change in Plan Assets

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Fair value of plan assets at beginning of year	$169,314	$171,528	$—	$—
Actual return on plan assets	1,194	(13,412)	—	—
Employer contributions	4,531	4,253	—	—
Plan participants' contributions	2,654	2,645	—	—
Benefit payments and transfers	(6,165)	(5,759)	—	—

Fair value of plan assets at end of year	$171,528	$159,255	$—	$—

(c)  Funded Status

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Excess of fair value of plan assets over benefit obligation at end of year	$(5,917)	$(39,695)	$(15,064)	$(19,612)
Unrecognized net actuarial loss (gain)	(1,908)	27,944	562	4,025
Unrecognized prior service cost (gain)	4,225	8,003	(1,183)	(1,827)
Valuation allowance	(7,018)	(7,689)	—	—

Net amount recognized at end of year	$(10,618)	$(11,437)	$(15,685)	$(17,414)

(d)  Amount Recognized in the Consolidated Balance Sheet

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Prepaid benefit costs	$5,705	$5,581	$—	$—
Accrued benefit liability	(16,323)	(17,018)	(15,685)	(17,414)

Net amount recognized at end of year	$(10,618)	$(11,437)	$(15,685)	$17,414

(e)  Components of Net Benefit Cost

	Pension Benefit Plans			Other Benefit Plans
	2000	2001	2002	2000	2001	2002
Service cost	$4,053	$4,197	$5,060	$1,353	$1,165	$934
Interest cost	10,871	11,805	12,491	966	1,050	1,033
Expected return on plan assets	(11,941)	(14,016)	(13,771)	—	—	—
Amortization of actuarial gain	—	(669)	(3)	—	—	—
Amortization of prior service cost (gain)	—	323	624	(82)	(1,029)	(286)
Curtailment gain	—	—	—	—	(467)	—
Valuation allowance	928	966	671	—	—	—

Net benefit cost	$3,911	$2,606	$5,072	$2,237	$719	$1,681

(f)    Weighted-average Assumptions

	Pension Benefit Plans		Other Benefit Plans
	2001	2002	2001	2002
Discount rate	6.75%	6.75%	6.75%	6.75%
Expected return on plan assets for the year	8.0%	7.75%	—	—
Rate of compensation increase	3–3.5%	3.75%	3–3.5%	3.75%

        Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. For measurement of the accumulated postretirement benefit obligation, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 and 2001. The rate was assumed to decrease to 5% over 10 years, and remain at that level thereafter. An increase of 1% in the assumed health care cost trend would increase the current service costs by $147 (2001—$120; 2000—$140), interests costs by $189 (2001—$174; 2000—$158), and benefit obligations by $3,711 (2001—$2,780; 2000—$1,216). A decrease of 1% in the assumed health care cost trend would decrease the current service costs by $110 (2001—$91; 2000—$104), interest costs by $145 (2001—$133; 2000—$135), and benefit obligations by $2,849 (2001—$2,129; 2000—$928).

17. SEGMENTED INFORMATION

        Management has reviewed the requirements of CICA Handbook 1701 "Segment Disclosures", and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers. The Company's operations are primarily in Canada.

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on the Company's consolidated financial statements, including disclosures that are required under GAAP in the United States.

Consolidated Statements of Income

	2000	2001	2002
Net income for the year per Canadian GAAP	$62,274	$152,478	$309,175
Adjustments:
Pension and post-retirement benefits (i)	(864)	(983)	(955)
Restructuring charges (ii)	(5,669)	124	—
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	—	(183)	—
Derivative financial instruments (iii)	—	(1,630)	1,693
Interest on convertible obligations (iv)	—	(92,673)	(197,479)
Income taxes (vi)	3,977	33,849	68,832

Net income for the year per US GAAP	$59,718	$90,982	$181,266

Net income is comprised of:
Income from continuing operations	$59,718	$91,165	$181,266
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	—	(183)	—

	$59,718	$90,982	$181,266

Consolidated Statements of Comprehensive Income (v)

	2000	2001	2002
Comprehensive income:
Net income as adjusted per US GAAP	$59,718	$90,982	$181,266
Pension and post-retirement benefits (i)	—	—	(6,189)
Cumulative effect of change in accounting policy for derivative financial instruments (iii)	—	298	—
Derivative financial instruments (iii)	—	2,931	11,875
Foreign currency translation adjustment	221	359	(95)
Income taxes (vi)	—	(710)	(447)

Comprehensive income per US GAAP	$59,939	$93,860	$186,410

	2000	2001	2002
Other comprehensive income:
Pension and post-retirement benefits	$—	$—	$(6,189)
Derivative financial instruments	—	3,229	15,104
Foreign currency translation adjustment	(82)	277	182
Income taxes	—	(710)	(1,157)

Other comprehensive income per US GAAP	$(82)	$2,796	$7,940

Consolidated Shareholder's Equity

	2000	2001	2002
Shareholder's Equity per Canadian GAAP	$397,426	$2,139,193	$2,599,080
Cumulative Adjustments:
Pension and post-retirement benefits (i)	1,275	292	(6,852)
Restructuring charges (ii)	(7,105)	(6,981)	(6,981)
Derivative instruments (iii)	—	1,416	14,984
Convertible obligation (iv)	—	(1,692,673)	(2,043,089)
Income taxes (vi)	3,121	1,971	1,311

Shareholder's Equity per US GAAP	$394,717	$443,218	$558,453

Consolidated Statements of Cash Flows

        The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP. Other differences in the Statements of Cash Flows relating to the convertible obligation (iv) are outlined below

	2000	2001	2002
Cash provided by operating activities per Canadian GAAP	$134,027	$140,583	$400,272
Interest paid on convertible obligation (iv)	—	—	(197,063)

Cash provided by operating activities per US GAAP	$134,027	$140,583	$203,209

Cash provided by (used in) financing activities per Canadian GAAP	$(113,492)	$1,513,635	$43,565
Interest paid on convertible obligation (iv)	—	—	197,063

Cash provided by (used in) financing activities per US GAAP	$(113,492)	$1,513,635	$240,628

(i)    Pension and Post-Retirement Benefits

        The accounting requirements for pension and post-retirement benefits under Canadian and US GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP will be different from US GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under US GAAP. These gains or losses will be amortized over the estimated average remaining service life of the employees.

        Under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder's equity.

(ii)  Restructuring Charges

        In respect of the 1999 acquisition of Sun Media described in note 12, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under US GAAP.

(iii) Derivative Financial Instruments

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded at fair value.

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

        The Company utilizes interest rate and foreign exchange swap agreements to enhance its ability to manage risk relating to cash flow and fair value exposures. The Company does not enter into contracts for speculative purposes. On the earlier of the date into which the derivative contract is entered or the date of transition, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of "comprehensive income" until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "comprehensive income" to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

        With the implementation of FAS 133 on January 1, 2001, the Company recorded a charge to earnings as a cumulative effect type adjustment of $277 relating to the initial mark-to-market of the interest rate swap and cap agreements on the Credit Facility and recorded a credit of $94 relating to the designated fair value hedges on US $32,500 of the Senior Subordinated Notes. In addition, the Company recorded a credit to other comprehensive income as a cumulative effect type adjustment of $298 relating to designated cash flow hedges on US $118,500 of Senior Subordinated Notes. During the year ended December 31, 2002, the Company recorded a credit to earnings of $1,343, net of taxes of $470 relating to the interest rate swap and cap agreements on the Credit Facility (2001—a charge of $1,066 net of taxes of $470) and $350 net of taxes of $78 relating to the fair value hedges on the Senior Subordinated Notes (2001—a charge of $564 net of taxes of $103). Also during the year, the Company recorded a credit to other comprehensive income of $11,875 net of taxes of $2,613 (2001—$2,931 net of taxes of $710) relating to the cash flow hedges on the Senior Subordinated Notes.

        The gains of $15,104 net of taxes of $3,323 reported in accumulated other comprehensive income at December 31, 2002 are expected to be reclassified into earnings during 2003 with the redemption of Senior Subordinated Notes (note 19).

        Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Gains and losses are deferred and recognized in income in the same period and the same financial statement category as the income or expense arising from the corresponding hedged positions.

(iv)  Convertible Obligations

        The convertible obligations issued by the Company in fiscal 2001 and 2002 are considered to be part of shareholder's equity under Canadian GAAP, and the interest expense thereon, net of taxes, is charged to retained earnings. Under US GAAP, these convertible obligations would be classified as long term debt. The interest expense on the obligations would be charged to earnings.

(v)  Comprehensive Income

        Comprehensive income is measured in accordance with FAS No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations.

(vi)  Income Taxes

        This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income tax assets and liabilities are measured using substantively enacted rates. Under US GAAP, income tax assets and liabilities are measured using enacted rates. The fiscal 2000 and 2001 years include an adjustment for this difference in US GAAP of $1,357.

(vii) Concentrations in the Available Sources of Newsprint Supply

        Newsprint represents a significant input and component of operating costs for the Company. The Company currently utilizes several newsprint manufacturers, although more than 80% of the newsprint tonnage in 2002 was purchased from one main supplier.

(viii)Accrued Liabilities

        Under US GAAP, items which comprise more than 5% of total current liabilities must be disclosed separately. Included in accrued liabilities at December 31, 2001 is accrued vacation pay of $18,585 (2001— $17,370) and accrued interest expense of $5,735 (2001—$6,960).

(ix)  Expenses

        Included in other operating expenses are advertising costs of $23,200 (2000—$23,900; 2001—$21,300) and circulation costs, which include distribution and subscription acquisition costs, of $60,100 (2000—$61,700; 2001—$56,700).

(x)  Recent Accounting Pronouncements

        (a)  In June 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of FAS 143 for the quarter ending March 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of FAS 143, the Company is currently assessing the impact of the new standard.

        (b)  In April 2002, the FASB issued FAS No. 145, which rescinded FAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt" ("FAS 145"). The Statement addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments, requiring that such expenses no longer be treated as extraordinary items, unless the items meet the definition of extraordinary per APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented, that does not meet the criteria in Opinion 30 for classification as an extraordinary item, is required to be reclassified. The new presentation requirements must be adopted for fiscal years beginning after May 15, 2002, with early application encouraged. The Company will adopt the requirements of FAS 145 for US GAAP purposes in fiscal 2003.

        (c)  In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 related to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, whereas under EITF 94-3 the liability was recognized when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company is currently assessing the impact of the new standard.

        (d)  In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the "Interpretation") which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

        The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that the specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

        The Company has reviewed the requirements of the Interpretation and determined that it has no direct or indirect guarantees of indebtedness requiring disclosures.

(xi)  Guaranteed Debt

        The consolidating information below has been presented in accordance with the requirements of the Securities and Exchange Commission.

        The Company's Senior Notes due 2013 described in note 19 will be guaranteed by specific subsidiaries of the Company (the "Subsidiary Guarantors"). The accompanying condensed consolidating financial information as at December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 has been prepared in accordance with US GAAP. The information under the column headed "Combined Guarantors" is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed "Sun Media". Each Subsidiary Guarantor is wholly-owned by the Company. The non-guarantor subsidiaries, which are individually and in aggregate minor subsidiaries, have been included in the column headed "Sun Media". All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

        The information presented hereunder is on the basis of GAAP in the United States, and consequently the information in respect of the subsidiaries reflects the values that resulted from the acquisition of January 7, 1999. This is generally referred to as push-down accounting.

        The financial statements on a consolidated basis already reflected the basis resulting from the acquisition as a result of a merger between the acquirer and the acquired operating entity in 1999.

        The other US GAAP adjusting entries already described above have been reflected in the appropriate column.

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

CONSOLIDATING BALANCE SHEET

As at December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,392	$55	$—	$3,447
Accounts receivable	62,913	48,705	—	111,618
Due from parent/guarantor subsidiaries	3,757	—	(3,757)	—
Inventories	7,525	5,029	—	12,554
Prepaid expenses and other assets	2,423	15,205	—	17,628

TOTAL CURRENT ASSETS	80,010	68,994	(3,757)	145,247
INVESTMENTS IN GUARANTOR SUBSIDIARIES	575,261	—	(575,261)	—
FIXED ASSETS	110,651	123,196	—	233,847
GOODWILL	363,983	404,275	—	768,258
FUTURE INCOME TAX	—	32,747	—	32,747
OTHER ASSETS	42,165	2	—	42,167

TOTAL ASSETS	$1,172,070	$629,214	$(579,018)	$1,222,266

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$77,296	$32,884	$—	$110,180
Due to parent/guarantor subsidiaries	—	3,757	(3,757)	—
Income and other taxes	2,145	3,112	—	5,257
Deferred subscription revenue	8,573	5,490	—	14,063

TOTAL CURRENT LIABILITIES	88,014	45,242	(3,757)	129,500
LONG-TERM DEBT	616,354	—	—	616,354
FUTURE INCOME TAXES	36,264	6,270	—	42,534
OTHER LIABILITIES	34,722	2,522	—	37,244
NON-CONTROLLING INTEREST	1,917	—	—	1,917

TOTAL LIABILITIES	777,271	54,035	(3,757)	827,549
SHAREHOLDER'S EQUITY
Capital stock	301,801	484,904	(484,904)	301,801
Retained earnings	92,998	90,357	(90,357)	92,998
Other comprehensive income	—	(82)	—	(82)

TOTAL SHAREHOLDER'S EQUITY	394,799	575,179	(575,261)	394,717

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$1,172,070	$629,214	$(579,018)	$1,222,266

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$518,611	$336,636	$(5,160)	$850,087
OPERATING EXPENSES
Wages and employee benefits	189,448	130,093	—	319,541
Newsprint	66,032	51,183	—	117,215
Other operating expenses	133,544	80,483	(5,160)	208,867

	389,024	261,759	(5,160)	645,623

OPERATING INCOME BEFORE THE UNDERNOTED	129,587	74,877	—	204,464
Restructuring changes	2,645	3,147	—	5,792
Depreciation and amortization	23,239	23,309	—	46,548
Financial expenses	49,011	4,074	—	53,085

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	54,692	44,347	—	99,039
Income taxes	21,470	16,879	—	38,349
Equity earnings of combined guarantors	(27,468)	—	27,468	—
Non-controlling interest	972	—	—	972

NET INCOME	$59,718	$27,468	$(27,468)	$59,718

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$33,280	$88,032	$(88,032)	$33,280
Net income	59,718	27,468	(27,468)	59,718
Dividends on common stock	—	(16,000)	16,000	—
Distributions to Sun Media	—	(9,143)	9,143	—

RETAINED EARNINGS, END OF YEAR	$92,998	$90,357	$(90,357)	$92,998

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2000

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED FOR): OPERATIONS
Net income	$59,718	$27,468	$(27,468)	$59,718
Items not involving cash:
Depreciation and amortization	23,239	23,309	—	46,548
Future income taxes	6,173	8,592	—	14,765
Non-controlling interest	972	—	—	972
Equity earnings of combined guarantors	(27,468)	—	27,468	—
Other	1,414	(13)	—	1,401
Changes in non-cash operating working capital	50,941	(40,318)	—	10,623

	114,989	19,038	—	134,027
FINANCING
Loans	50,294	—	—	50,294
Repayment of loans	(162,658)	—	—	(162,658)
Dividends on to Sun Media	—	(16,000)	16,000	—
Other	(1,128)	—	—	(1,128)

	(113,492)	(16,000)	16,000	(113,492)
INVESTING
Additions to fixed assets	(14,481)	(5,325)	—	(19,806)
Proceeds from disposal of fixed assets	150	42	—	192
Dividends received from combined guarantors	16,000	—	(16,000)	—
Other	(91)	—	—	(91)

	1,578	(5,283)	(16,000)	(19,705)

Increase (decrease) in cash	3,075	(2,245)	—	830
Cash and cash equivalents — beginning of year	317	2,300	—	2,617

Cash and cash equivalents — end of year	$3,392	$55	$—	$3,447

CONSOLIDATING BALANCE SHEET

As at December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,364	$35,804	$—	$39,168
Accounts receivable	63,613	46,758	—	110,371
Dividend income receivable from Quebecor Media Inc.	65,547	29,795	—	95,342
Due from parent/guarantor subsidiaries	—	6,113	(6,113)	—
Inventories	7,980	4,030	—	12,010
Prepaid expenses and other assets	1,631	6,045	—	7,676

TOTAL CURRENT ASSETS	142,135	128,545	(6,113)	264,567
INVESTMENT IN QUEBECOR MEDIA INC.	1,100,000	500,000	—	1,600,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,119,510	—	(1,119,510)	—
FIXED ASSETS	111,417	115,782	—	227,199
GOODWILL	362,308	384,763	—	747,071
FUTURE INCOME TAXES	—	33,057	—	33,057
OTHER ASSETS	61,301	—	—	61,301

TOTAL ASSETS	$2,896,671	$1,162,147	$(1,125,623)	$2,933,195

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$72,691	$36,317	$—	$109,008
Due to parent/guarantor subsidiaries	6,113	—	(6,113)	—
Income and other taxes	6,572	(5,115)	—	1,457
Deferred subscription revenue	9,476	5,737	—	15,213
Current portion of long-term debt	5,000	—	—	5,000

TOTAL CURRENT LIABILITIES	99,852	36,939	(6,113)	130,678
LONG-TERM DEBT	590,143	—	—	590,143
CONVERTIBLE OBLIGATION	1,692,673	529,199	(529,199)	1,692,673
FUTURE INCOME TAXES	35,700	3,682	—	39,328
OTHER LIABILITIES	33,524	1,793	—	35,317
NON-CONTROLLING INTEREST	1,838	—	—	1,838

TOTAL LIABILITIES	2,453,730	571,559	(535,312)	2,489,977
SHAREHOLDER'S EQUITY
Capital stock	301,801	484,904	(484,904)	301,801
Retained earnings	138,621	105,407	(105,407)	138,621
Other comprehensive income	2,519	277	—	2,796

TOTAL SHAREHOLDER'S EQUITY	442,941	590,588	(590,311)	443,218

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,896,671	$1,162,147	$(1,125,623)	$2,933,195

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$524,214	$318,442	$(4,520)	$838,136
OPERATING EXPENSES
Wages and employee benefits	189,415	123,963	—	313,378
Newsprint	71,753	53,970	—	125,723
Other operating expenses	131,128	72,566	(4,520)	199,174

	392,296	250,499	(4,520)	638,275

OPERATING INCOME BEFORE THE UNDERNOTED	131,918	67,943	—	199,861
Restructuring costs	7,812	9,988	—	17,800
Depreciation and amortization	23,963	23,172	—	47,135
Financial expenses	106,445	30,111	—	136,556
Dividend income	(65,547)	(29,795)	—	(95,342)

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	59,245	34,467	—	93,712
Income taxes	(1,655)	3,417	—	1,762
Equity earnings of combined guarantors	(31,050)	—	31,050	—
Non-controlling interest	968	—	—	968

NET INCOME	$90,982	$31,050	$(31,050)	$90,982

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$92,998	$90,357	$(90,357)	$92,998
Net income	90,982	31,050	(31,050)	90,982
Dividends on common stock	(45,359)	(16,000)	16,000	(45,359)

RETAINED EARNINGS, END OF YEAR	$138,621	$105,407	$(105,407)	$138,621

CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net income	$90,982	$31,050	$(31,050)	$90,982
Items not involving cash:
Depreciation and amortization	23,963	23,172	—	47,135
Future income taxes	1,411	3,854	—	5,265
Non-controlling interest	968	—	—	968
Equity earnings of combined guarantors	(31,050)	—	31,050	—
Dividend not received	(65,547)	(29,795)	—	(95,342)
Interest income and expense not paid or received	(29,199)	29,199	—	—
Other	2,705	(216)	—	2,489
Changes in non-cash operating working capital	90,325	(1,239)	—	89,086

	84,558	56,025	—	140,583
FINANCING
Issuance of convertible obligation	1,600,000	500,000	(500,000)	1,600,000
Loans	63,068	—	—	63,068
Repayment of loans	(101,627)	—	—	(101,627)
Dividends on capital stock	(45,359)	(16,000)	16,000	(45,359)
Other	(2,447)	—	—	(2,447)

	1,513,635	484,000	(484,000)	1,513,635
INVESTING
Investments	(1,600,000)	(500,000)	500,000	(1,600,000)
Additions to fixed assets	(14,454)	(4,753)	—	(19,207)
Proceeds from disposal of fixed assets	242	477	—	719
Dividends received from combined guarantors	16,000	—	(16,000)	—
Other	(9)	—	—	(9)

	(1,598,221)	(504,276)	484,000	(1,618,497)
Increase (decrease) in cash	(28)	35,479	—	35,721
Cash and cash equivalents—beginning of year	3,392	55	—	3,447

Cash and cash equivalents—end of year	$3,364	$35,804	$—	$39,168

CONSOLIDATING BALANCE SHEET

As at December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$817	$50,229	$—	$51,046
Short-term investments	—	74,419	—	74,419
Accounts receivable	70,237	46,804	—	117,041
Dividend income receivable from Quebecor Media Inc.	63,288	32,483	—	95,771
Income and other taxes	7,021	9,171	—	16,192
Due from parent/guarantor subsidiaries	13,945	—	(13,945)	—
Inventories	6,936	3,564	—	10,500
Prepaid expenses and other assets	4,854	2,178	—	7,032

TOTAL CURRENT ASSETS	167,098	218,848	(13,945)	372,001
INVESTMENT IN QUEBECOR MEDIA INC.	1,100,000	850,000	—	1,950,000
INVESTMENTS IN GUARANTOR SUBSIDIARIES	1,528,822	—	(1,528,822)	—
FIXED ASSETS	103,089	105,341	—	208,430
GOODWILL	362,372	384,281	—	746,653
FUTURE INCOME TAXES	1,303	35,227	—	36,530
OTHER ASSETS	71,998	(223)	—	71,775

TOTAL ASSETS	$3,334,682	$1,593,474	$(1,542,767)	$3,385,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$83,708	$34,591	$—	$118,299
Due to parent/guarantor subsidiaries	—	13,945	(13,945)	—
Deferred subscription revenue	10,496	5,946	—	16,442
Current portion of long-term debt	—	—	—	—

TOTAL CURRENT LIABILITIES	94,204	54,482	(13,945)	134,741
LONG-TERM DEBT	556,782	—	—	556,782
CONVERTIBLE OBLIGATIONS	2,043,089	881,833	(881,833)	2,043,089
FUTURE INCOME TAXES	38,685	8,305	—	46,990
OTHER LIABILITIES	41,595	1,901	—	43,496
NON-CONTROLLING INTEREST	1,838	—	—	1,838

TOTAL LIABILITIES	2,776,193	946,521	(895,778)	2,826,936
SHAREHOLDER'S EQUITY
Capital stock	301,801	489,241	(489,241)	301,801
Retained earnings	248,712	155,997	(155,997)	248,712
Contributed surplus	—	1,751	(1,751)	—
Other comprehensive income	7,976	(36)	—	7,940

TOTAL SHAREHOLDER'S EQUITY	558,489	646,953	(646,989)	558,453

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,334,682	$1,593,474	$(1,542,767)	$3,385,389

CONSOLIDATING STATEMENT OF INCOME

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
REVENUES	$545,309	$311,940	$(3,639)	$853,610
OPERATING EXPENSES
Wages and employee benefits	198,702	119,344	—	318,046
Newsprint	61,842	41,916	—	103,758
Other operating expenses	140,587	73,480	(3,639)	210,428

	401,131	234,740	(3,639)	632,232

OPERATING INCOME BEFORE THE UNDERNOTED	144,178	77,200	—	221,378
Restructuring costs	1,427	768	—	2,195
Depreciation and amortization	15,169	11,866	—	27,035
Financial expenses	166,346	62,705	—	229,051
Dividend income	(137,123)	(66,045)	—	(203,168)

INCOME BEFORE TAXES, EQUITY EARNINGS OF COMBINED GUARANTORS AND NON-CONTROLLING INTEREST	98,359	67,906	—	166,265
Income taxes	(16,568)	449	—	(16,119)
Equity earnings of combined guarantors	(67,457)	—	67,457	—
Non-controlling interest	1,118	—	—	1,118

NET INCOME	$181,266	$67,457	$(67,457)	$181,266

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
RETAINED EARNINGS, BEGINNING OF YEAR	$138,621	$105,407	$(105,407)	$138,621
Net income	181,266	67,457	(67,457)	181,266
Dividends on common stock	(70,945)	(13,000)	13,000	(70,945)
Distribution to QMI	(230)	—	—	(230)
Accumulated deficit on transfer of Gratte-Ciel	—	(3,867)	3,867	—

RETAINED EARNINGS, END OF YEAR	$248,712	$155,997	$(155,997)	$248,712

18. MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

	Sun Media	Combined Guarantors	Adjustments and Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net income	$181,266	$67,457	$(67,457)	$181,266
Items not involving cash:
Depreciation and amortization	15,169	11,866	—	27,035
Future income taxes	(1,465)	6,428	—	4,963
Non-controlling interest	1,118	—	—	1,118
Equity earnings of combined guarantors	(67,457)	—	67,457	—
Other	316	(899)	—	(583)
Changes in non-cash operating working capital	(27,371)	16,781	—	(10,590)

	101,576	101,633	—	203,209
FINANCING
Issuance of convertible obligation	—	350,000	—	350,000
Loans	1,844	—	—	1,844
Repayment of loans	(39,085)	—	—	(39,085)
Dividends on capital stock	(70,945)	(13,000)	13,000	(70,945)
Other	(1,186)	—	—	(1,186)

	(109,372)	337,000	13,000	240,628
INVESTING
Investment in Quebecor Media Inc.	—	(350,000)	—	(350,000)
Business acquisitions, net of cash	(756)	—	—	(756)
Dispositions, net of cash	—	925	—	925
Increase in short-term investments	—	(74,419)	—	(74,419)
Additions to fixed assets	(7,024)	(3,285)	—	(10,309)
Proceeds from disposal of fixed assets	29	2,571	—	2,600
Dividends received from combined guarantors	13,000	—	(13,000)	—

	5,249	(424,208)	(13,000)	(431,959)
Increase (decrease) in cash	(2,547)	14,425	—	11,878
Cash and cash equivalents—beginning of year	3,364	35,804	—	39,168

Cash and cash equivalents—end of year	$817	$50,229	$—	$51,046

19. SUBSEQUENT EVENT

        On January 16, 2003, the Company announced its intention to complete an offering of US $200,000 aggregate principal amount of Senior Notes, due 2013. Concurrently with, and as a condition to the offering, the Company expects to enter into a new secured credit facility consisting of a five-year revolving credit facility of approximately $75,000 and a six-year term loan of approximately US $200,000. The proceeds will be used to repay borrowings under the Company's existing credit facility, which, as of December 31, 2002 amounted to $300,500, redeem the Company's existing Senior Subordinated Notes, which, as of December 31, 2002 amounted to $214,600, pay dividends to QMI, and for general corporate purposes.

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Press release SUN MEDIA CORPORATION Filed in this Form 6-K
SIGNATURE
SUN MEDIA CORPORATION ANNOUNCES 2002 RESULTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AUDITORS' REPORT TO THE DIRECTORS OF SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS